SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



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6-K Items

     1. Press Release re TAT Technologies Ltd. Closes a Transaction to Purchase 37% of the Outstanding Shares of Bental Industries Ltd. and an Option to Acquire Additional 18% of Bental dated May 21, 2008.





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                                                                          ITEM 1


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Press Release                                   Source: TAT Technologies Limited

TAT Technologies Ltd. Closes a Transaction to Purchase 37% of the Outstanding Shares of Bental Industries Ltd. and an Option to Acquire Additional 18% of Bental

Wednesday May 21, 3:30 pm ET

GEDERA, Israel, May 21 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq/NMS: TATTF - News) announced today that it completed the acquisition of 37% of the outstanding shares of Bental Industries Ltd. ("Bental"), and acquired an option to purchase an additional 18% of Bental.

TAT Industries Ltd., the controlling shareholder of the Company, currently holds 15% of Bental. Accordingly, as of today, the TAT Group holds 52% of the outstanding shares of Bental and has the right to increase its controlling interest to 70%.

About Bental Industries Ltd.

Bental specializes in innovative motion technologies for military and aviation purposes. It was established in 1983 and has approximately 140 employees. Bental is the leading supplier in its field to Israel's defense industries. Its products are also supplied to military aerospace and industrial companies worldwide.

About TAT Technologies Ltd.

TAT Technologies is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures aircraft accessories and systems such as pumps, valves, Power Systems, Turbines and overhauls aircraft Auxiliary Power Units (APUs), landing gears and propellers.



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: May 21, 2008